December 23, 2019

VIA EDGAR

Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Molecular Data Inc. (CIK No. 0001758736)
Registration Statement on Form F-6 (File No.: 333-235619)

Dear Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) and acting solely on behalf of the legal entity created by the Deposit Agreement to be entered into among Molecular Data Inc. (the “Company”), the Depositary and all holders and beneficial owners from time to time of American Depositary Receipts issued thereunder, hereby respectfully requests that the effectiveness of the Registration Statement on Form F-6 (File No.: 333-235619) be accelerated to coincide with the effectiveness of the Company’s Registration Statement on Form F-1, as amended (Registration No. 333-235398), at 4:00 p.m., Eastern Standard Time, on December 27, 2019, or as soon thereafter as practicable.

Very truly yours,

JPMorgan Chase Bank, N.A.

By:	/s/ James A. Kelly III
Name: James A. Kelly III
Title: Executive Director